OPERATING AGREEMENT
OF
VERO BUILDING SYSTEMS, LLC

THIS OPERATING AGREEMENT OF VERO BUILDING SYSTEMS, LLC (hereinafter referred to as the "Operating Agreement," is made and entered into as of November _28_, 2022, by 1+6A ENTERPRISES, LLC, a Florida limited liability company, as sole Member of the Company, and VERO BUILDING SYSTEMS, LLC, the Florida limited liability company that is the subject of this Amended and Restated Operating Agreement (the "Company"), pursuant to the Revised Florida Limited Liability Company Act:

WHEREAS, the Company was originally formed on August 11, 2022, by filing the Articles of Organization with the State of Florida;

WHEREAS, on August 23, 2022, Articles of Merger were filed with the State of Florida by the Company and MONOLITHIC BUILDING SYSTEMS, LLC, a Florida limited liability company ("MBS"), by which MBS effectively merged into the Company by operation of law; and

NOW, THEREFORE, in consideration of the premises, and of the mutual promises, obligations and agreements contained in this Agreement, the undersigned members, intending to be legally bound, agree as follows:

DEFINITIONS

Certain words and phrases used in this Operating Agreement are capitalized to signify that they are defined terms. Certain of such words and phrases are defined in this section and, for convenience, are also defined as they appear throughout this Operating Agreement. Other such words and phrases appearing throughout this Operating Agreement have the meanings indicated as they appear and are defined.

(a) "Articles of Organization" means the articles of organization or any restated articles of organization of the Company filed with the Florida Department of State, as the same may be amended from time to time.

(b) "Capital Contributions" means the capital contributions received by the Company from Member(s).

(c) "Company" means VERO BUILDING SYSTEMS, LLC, a Florida limited liability company.

(d) "RFLLCA" means the Revised Florida Limited Liability Company Act as set forth in Chapter 605 of the Florida Statutes, as it may be amended from time to time, or any successor statutes.

(e) "Interest" means an interest in the Company held by a Member and, when used with

respect to any Member, refers to that percentage of the total interest in capital, profits and losses of the Company owned by a Member, as reflected in such Member's capital account.

(f) "Majority in Interest" means Interests representing more than fifty percent (50%) of the total outstanding Interests in the Company or, as to any other specified total quantity of Interests, more than fifty percent (50%) of that quantity.

(g) "Manager" means the individual(s) or entity(s) serving from time to time as Manager of the Company.

(h) "Member" means a holder of an Interest in the Company.

(i) "Members" refers, collectively, to the Members. Reference to a "Member" shall be to any one of the Members.

(j) "Operating Agreement" means the Operating Agreement of the Company.

(k) "Treasury Regulations" means the income tax regulations promulgated under the United States Internal Revenue Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE I
OFFICES & PURPOSE OF COMPANY

Section 1.1 Business Office.

The principal office of the Company initially shall be located at the place designated in the Articles of Organization. The location of such office may be changed to any place either within or outside the state of Florida as may be designated in the most current annual report filed with the Florida Department of State. The Company may have such other offices, either within or without the State of Florida as the Manager may designate or as the business of the Company may require from time to time.

Section 1.2 Registered Office.

The registered office of the Company required by the Revised Florida Limited Liability Company Act ("RFLLCA") shall be at the place designated in the Articles of Organization. The address of the registered office may be changed from time to time.

Section 1.3 Purpose.

The purpose of the Company is to engage in the manufacturing of building/construction materials and to conduct any lawful business and other lawful activities as are reasonably necessary or useful to the furtherance of the foregoing purpose, upon and subject to the terms and conditions of this Operating Agreement.

ARTICLE II
MEMBER(S)

Section 2.1 Member(s).

The Member(s) of the Company and his, her, or its respective Interest(s) in the Company is(are) as follows:

Interest	Member
100%	1+6A ENTERPRISES, LLC

Section 2.2 Duties and Obligations of Member(s).

(a) Each Member shall abide by the rules and policies of the Company in accordance with this Operating Agreement, the Articles of Organization, and the laws of the State of Florida and the United States.

(b) The Member(s) shall annually elect one or more individuals or entities to serve as the manager of the Company (the "Manager") until the earlier of the resignation or removal of the Manager as provided in this Agreement or until a successor manager is duly elected by the Member(s). A Member may serve as a Manager.

(c) The Member(s) shall have such other duties, obligations and liabilities as are provided in the RFLLCA, except to the extent that the same are or shall be, and are capable of being, modified by the Articles of Organization or Operating Agreement, or by vote or written consent of the Member(s).

Section 2.3 Annual Member Meetings.

An annual meeting of the Member(s) shall be held on such date and at such time in each year as shall be fixed by the Manager or by a Majority in Interest of Members, for the purpose of electing one or more Managers and for the transaction of such other business as may come before the meeting.

If the election of a Manager shall not be held at an annual meeting of the Member(s), or at any subsequent continuation of such a meeting after adjournment thereof, the Member(s) shall cause the election to be held at a special meeting of the Member(s) or by written consent in accordance with the provisions of Section 2.13 as soon thereafter as convenient.

Section 2.4 Special Member Meetings.

Special meetings of the Member(s), for any purpose or purposes described in the meeting notice, may be called by the Manager, or by a Majority in Interest of the Members, and shall be called by the Manager at the request of not less than a Majority in Interest of the Members.

Section 2.5 Place of Member Meetings.

The Manager, or the Members calling the meeting, may designate any place, either within or without the State of Florida, as the place of meeting for any annual or any special meeting of the Member(s), unless by written consents, which may be in the form of waivers of notice or otherwise, a Majority in Interest of the Members designate a different place, either within or without the State of Florida, as the place for the holding of such meeting. If no such designation is made, the place of meeting shall be the principal office of the Company in the State of Florida.

Section 2.6 Notice of Member Meetings.

(a) Required Notice. Written notice stating the place, day and hour of any annual or special Member meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Manager or other persons calling the meeting, to each Member of record entitled to vote at such meeting and to any other Member entitled by the RFLLCA or the Articles of Organization to receive notice of the meeting. Notice shall be deemed to be effective at the earlier of: (1) when deposited, addressed to the Member at his or her address as it appears on the books of the Company, with postage thereon prepaid, if sent by either regular mail or registered or certified mail or any overnight delivery service operated by the United States Postal Service, FedEx or UPS, or (2) when received by the Member to whom it is directed, if sent or delivered by any other means.

(b) Adjourned Meeting. If any Member meeting is adjourned to a different date, time, or place, notice need not be given of a new date, time, and place, if the new date, time, and place is announced at the meeting before adjournment. But if a new record date for the adjourned meeting is or must be fixed (see Section 2.7 of this Article II), then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.6, to those persons who are Member(s) as of the new record date.

(c) Waiver of Notice. The Member(s) may waive notice of the meeting (or any notice required by the RFLLCA, Articles of Organization, or Operating Agreement), by a writing signed by the Member(s) entitled to the notice, which is delivered to the Company (either before or after the date and time stated in the notice) for inclusion in the minutes or filing with the Company records.

A Member's attendance at a meeting:

(1) waives objection to lack of notice or defective notice of the meeting unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and

(2) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

(d) Contents of Notice. The notice of each special Member meeting shall include a description of the purpose or purposes for which the meeting is called. Except as provided in this

Section 2.6(d), or as provided in the Articles of Organization, or otherwise in the RFLLCA, the notice of an annual Member meeting need not include a description of the purpose or purposes for which the meeting is called.

If a purpose of any Member meeting is to consider either: (1) a proposed amendment to the Articles of Organization (including any restated articles requiring Member approval); (2) a plan of merger, business combination, or reorganization; (3) the sale, lease, exchange or other disposition of all or substantially all of the Company's property; or (4) the dissolution of the Company, the notice must so state and be accompanied by respectively a copy or summary of the (1) articles of amendment; (2) plan of merger, business combination, or reorganization; (3) transaction for disposition of all or substantially all of the Company's property; or (4) the plan for dissolution of the Company. If the Company indemnifies or advances expenses to a Member pursuant to Article VII of this Operating Agreement or Section 605.0408 of the RFLLCA or any successor section or statute, this shall be reported to all the Member(s) with or before notice of the next Member meeting.

Section 2.7 Fixing of Record Date.

For the purpose of determining Member(s) entitled to notice of or to vote at any meeting of Member(s), or Member(s) entitled to receive any distribution, or in order to make a determination of Member(s) for any other proper purpose, the Manager may fix in advance a date as the record date. Such record date shall not be more than seventy (70) days prior to the date on which the particular action, requiring such determination of Member(s), is to be taken. If no record date is so fixed for the determination of Member(s) entitled to notice of or to vote at a meeting of Member(s), or Member(s) entitled to receive a distribution, the record date for determination of such Member(s) shall be at the close of business on:

(a) With respect to an annual Member meeting or any special Member meeting called by the Manager or any other person authorized by a Majority in Interest of the Member(s), the day before the first notice is given to Member(s);

(b) With respect to a special Member meeting demanded by a Majority in Interest of the Members, the date the first Member signs the demand;

(c) With respect to a distribution to Member(s), the date the distribution is authorized; and

(d) With respect to actions taken in writing without a meeting (pursuant to Section 2.13), the date the first Member signs a consent.

When a determination of Member(s) entitled to vote at any meeting of Member(s) has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Member(s) fix a new record date, which they must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

Section 2.8 Member Quorum and Voting Requirements.

(a) Quorum. Unless the Articles of Organization, another provision of this Operating Agreement, an amendment adopted pursuant to Section 2.9 of this Operating Agreement, or the RFLLCA provide otherwise, a Majority in Interest of the votes entitled to be cast on a matter by the Member(s) constitutes a quorum of the Members for action on that matter. Once a Member's Interest is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

(b) Voting. Unless the Articles of Organization, another provision of this Operating Agreement, an amendment adopted pursuant to Section 2.9 of this Operating Agreement, or the RFLLCA provide otherwise, once the quorum requirements of this section are satisfied, an action on a matter is approved by the Member(s) if Interests represented by votes cast favoring the action exceed the Interests represented by votes cast opposing the action.

Section 2.9 Unanimous Voting Requirements.

Notwithstanding anything to the contrary in this Operating Agreement that allows the Majority Interest of the Members present at a quorum to approve an action of the Members, the following actions of the Company shall only be taken with the vote or consent of the Interests of all the Members ("Unanimous Interest"):

(1) the sale, lease, or other disposition of all or substantially all of the assets of the Company;

(2) the election or removal of a Manager;

(3) the dissolution or termination of the Company; and

(4) the adoption, amendment, or deletion of any provision of this Operating Agreement.

Section 2.10 Proxies.

At all meetings of Members, a Member may vote in person, or vote by proxy which is executed in writing by the Member or which is executed by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the custodian of records of the Company or other person authorized to tabulate votes before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy.

Section 2.11 Voting.

Except as may be otherwise provided in the Articles of Organization or in this Operating Agreement:

(a) All Member(s) shall be entitled to vote on matters relating to the Company.

(b) Each Member's vote shall be weighted in accordance with such Member's relative

capital account; however, if the capital account of each Member is negative or zero, such Member shall have one vote.

(c) A Majority in Interest of the votes cast by a quorum in Interest of the Members may determine any issue.

Section 2.12 Company's Acceptance of Votes.

(a) If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a Member, the Company, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the Member.

(b) If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of a Member, the Company, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the Member if:

(1) the Member is an entity and the name signed purports to be that of an officer or agent of the entity; or

(2) the name signed purports to be that of an administrator, executor, guardian or conservator representing the Member and, if the Company requests, evidence of fiduciary status acceptable to the Company has been presented with respect to the vote, consent, waiver, or proxy appointment; or

(3) the name signed purports to be that of a receiver or trustee in bankruptcy of the Member and, if the Company requests, evidence of this status acceptable to the Company has been presented with respect to the vote, consent, waiver or proxy appointment; or

(4) the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the Member and, if the Company requests, evidence acceptable to the Company of the signatory's authority to sign for the Member has been presented with respect to the vote, consent, waiver, or proxy appointment; or

(5) two or more persons are the Member as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

(c) The Company is entitled to reject a vote, consent, waiver, or proxy appointment if the Manager or other person or entity authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the Member.

(d) The Company and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this section are not

liable in damages to the Member for the consequences of the acceptance or rejection.

(e) Company action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this section is valid unless a court of competent jurisdiction determines otherwise.

Section 2.13 Informal Action by Member(s).

Any action required or permitted to be taken at a member meeting may be taken without a meeting, without prior notice, and without a vote, if the action is taken by Member(s) having not less than the minimum Interests that would be necessary to authorize or take such action at a meeting at which all Member(s) entitled to vote thereon voted. In order to be effective, the action must be evidenced by one or more consents in writing describing the action taken, dated and signed by the Member(s) approving such action, and filed with the records of the Company. Actions taken by consent in writing pursuant to this section have the effect of a meeting vote and may be described as such in any document. Within ten (10) days after obtaining such authorization by written consent, the Company shall give notice to those Member(s) who have not consented or are not entitled to vote on the action by written consent.

Section 2.14 Admission of Additional Members.

Additional Members may be admitted upon the condition that each new member is approved for admission by vote or consent in writing of all of the Members then existing, which consent may be withheld by any Member in such Member's discretion.

Section 2.15 Member(s)' Rights to Inspect Company Records.

(a) Minutes and Accounting Records. The Company shall keep as permanent records minutes of all meetings of its Member(s), a record of all actions taken by the Member(s) without a meeting, and a record of all actions taken by a committee of the Members in place of the Member(s) on behalf of the Company. The Company shall maintain appropriate accounting records.

(b) Absolute Inspection Rights of Records Required at Principal Office. Each Member (or his or her agent or attorney) has the right to inspect and copy, during regular business hours, any of the following records, all of which the Company is required to keep at its principal office:

(1) its Articles of Organization and all amendments to them currently in effect;

(2) its Operating Agreement or restated Operating Agreement and all amendments to them currently in effect;

(3) the minutes of all Member meetings, and records of all action taken by Member(s) without a meeting, for the most recent three years;

(4) all written communications to Member(s) generally within the most recent three years, including financial statements furnished to Member(s) for the

most recent three years;

(5) a list of the names and business addresses of the current Member(s) and Manager(s); and

(6) its most recent annual report filed with the Florida Department of State.

Section 2.16 Withdrawal Rights.

In the event that the Company has more than one Member, then the Member(s) shall have no right to withdraw from the Company and obtain payment for his or her capital account, except pursuant to the provisions of Article IX of this Operating Agreement relating to transfers of interests. The prior sentence shall not be applicable to the Company if the Company only has one (1) Member.

ARTICLE III
MANAGEMENT

Section 3.1 Management by Manager.

(a) Description. The management of the Company is reserved to the Manager who shall be elected by the Member(s) of the Company. The Manager shall have such duties, responsibilities, and authority with respect to the Company as set forth in this Operating Agreement. A Member may be a Manager of the Company if elected by the Member(s) as provided in this Operating Agreement.

(b) Manager(s). Annette Rubin

Section 3.2 Number, Tenure, Authority and Qualifications of Manager.

The Manager of the Company shall be one or more individuals and/or entities elected by the Members of the Company. If there are more than two persons and/or entities serving as Managers of the Company, then the joinder, consent and/or agreement of a majority of the Managers shall be required to have the authority to act on behalf of the Company as provided in Article III of this Operating Agreement.

Notwithstanding the foregoing, a Manager shall have the right to delegate part or all of its authority a Manager under this Agreement to another Manager(s) in writing for a specific time period and/or a specific part of the Company's operations, which can subsequently be terminated or revoked by the delegating Manager by written notice delivered to the appointed Manager. Each Manager shall hold office until such Manager's term of office expires or until such Manager's earlier resignation or removal from office. However, if the term of a Manager expires and there is no remaining Manager whose term has not expired, such Manager shall continue to serve until his or her successor shall have been elected.

Section 3.3 Meetings of the Managers.

The Managers may hold annual or special meetings at which a quorum is present shall be the act of the Managers. A majority of the Managers present, whether or not a quorum exists, may adjourn any meeting of the Managers to another time and place. Notice of any such adjourned meeting shall be given to the Managers who are not present at the time of adjournment, and unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Managers.

Section 3.4 Informal Action by Managers.

Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting, without prior notice, and without a vote, if the action is taken by number of Managers that would be necessary to authorize or take such action at a meeting at which all Managers entitled to vote thereon voted. In order to be effective, the action must be evidenced by one or more consents in writing describing the action taken, dated and signed by the Managers approving such action, and filed with the records of the Company. Actions taken by consent in writing pursuant to this section have the effect of a meeting vote and may be described as such in any document. Notice of such authorization by written consent shall be given by the Company to those Managers who have not consented.

Section 3.5 Duties, Responsibilities and Authority of Manager.

As provided in section 3.2 of this Agreement, if there is more than one individual and/or entity serving as Manager, then any individual Manager shall have the authority to act on behalf of the Company, without the joinder or consent of the other Managers. The Managers shall be responsible for administering the day to day business and affairs of the Company and, except as may be specifically qualified or otherwise provided by other provisions of this Operating Agreement, shall have exclusive authority to do and perform the following:

(a) Call meetings and preside at all meetings of the Members;

(b) Appoint and remove, employ and discharge, and fix the compensation of all employees, agents and servants of the Company, other than a Manager, to be paid by the Company, when and as deemed necessary by the Manager;

(c) Negotiate, make all decisions pertaining to, and make, sign and enter into all contracts and agreements of any kind in the name of the Company;

(d) Undertake and carry out litigation or arbitration of any claims of or against the Company or disputes in which the Company is involved, or settle or compromise any such claims or disputes on such terms and conditions as the Manager may consider appropriate, provided that the Manager shall report any such matters to the other Members at the Member meetings provided for in this Operating Agreement;

(e) Engage, on behalf of the Company, the services of legal counsel, accountants, financial advisers, and such other professional personnel as the Manager may consider appropriate;

(f) Purchase, rent, lease, sell, mortgage, and grant security interests in assets of the Company, including real property and interests in real property, on behalf of the Company, and enter into contracts for any such purpose on such terms and conditions as the Manager may consider appropriate, provided that the Manager shall report any such purchases, rentals and leases to the other Members at the Member meetings;

(g) Arrange, enter into agreements, and accomplish financing on behalf of the Company for any Company purpose on such terms and conditions and with such collateral as the Manager may consider appropriate, provided that any financing exceeding Fifty Thousand Dollars ($50,000.00) in amount shall require approval by vote or consent of not less than a Majority in Interest of the Members;

(h) Ensure that the books, reports, statements and other records of the Company are properly kept and maintained, and serve as custodian of the records of the Company;

(i) Establish checking accounts, money market accounts, and other accounts in the name of the Company in banks, securities firms, and other financial institutions, and sign, make and endorse in the name of the Company all checks, drafts, warrants and orders for the payment of money, and receive, deposit, pay out, dispose of and account for the same in such manner as the Manager may consider appropriate;

(j) Sign on behalf of the Company all notes, mortgages, certificates, and other instruments which may be issued by the Company;

(k) Maintain custody of and be responsible for all funds and securities of the Company and keep all such funds and securities in safekeeping in the name of the Company in such bank accounts or other safekeeping accounts, or under such other safekeeping arrangements, as the Manager may consider appropriate; and

(l) Perform all other duties and exercise all other authority which the Manager may consider necessary or appropriate to accomplish the purposes of the Company or which are inherent in the position or capacity of a manager of a Florida limited liability company.

Section 3.6 Vacancy.

A vacancy in the position of Manager shall be deemed to exist when there is no individual or entity remaining to serve as Manager due to the occurrence of any of the following events:

(a) in the case of an individual, removal, resignation, death or disability of the person then serving as Manager; or

(b) in the case of an entity, (i) a change of control of the entity, which is defined as the acquisition of a majority interest in the entity by a person who did not own an interest in the entity at the time the entity began serving as Manager, or (ii) its removal, or resignation, or the making

by it of an assignment for the benefit of creditors or the filing of a petition under the Federal Bankruptcy Act or under any similar law or statute of the United States or any state thereof.

In the event of any vacancy in the position of Manager, a new Manager shall be selected by vote or consent of the Members pursuant to Section 2.9 of this Operating Agreement.

No vacancy in the position of Manager shall be deemed to exist as long as there is at least one individual or entity continuing to serve as Manager, without regard to the removal, resignation or disqualification of any other individual or entity who has been serving as Manager.

Section 3.7 Compensation of Manager.

The person or entity then serving as a Manager may be paid a stated fee or salary for serving as a Manager of the Company, in an amount as may be determined and approved by a majority or more of the Interests of the Members. Additionally, the Members hereby agree that the Company shall reimburse a Manager for all reasonable direct out-of-pocket expenses incurred in the course of acting as the Manager of the Company or otherwise on behalf of the Company.

Section 3.8 Secretary.

The Members may elect or appoint a Company secretary ("Secretary"), who shall: (a) keep the minutes of the proceedings of the Members in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of this Operating Agreement or as required by law; (c) be custodian of the Company records and of any seal of the Company and if there is a seal of the Company, see that it is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized; (d) when requested or required, authenticate any records of the Company; (e) keep a register of the post office address of each Member which shall be furnished to the secretary by such Member; (f) sign certificates of interest in the Company, the issuance of which shall have been authorized by the Manager or by resolution of Members; (g) have general charge of the certificate transfer books of the Company; and (h) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the Manager or the Members. In the absence of a Secretary, the duties of the office shall be performed by the Manager.

Section 3.9 Other Officers.

The Members may elect or appoint such other officers and assign them such duties as the Members may choose. In the event that directors are elected or appointed, such directors shall serve in an advisory capacity and the rights, powers and obligations of the Members and elected or appointed officers shall not be affected thereby.

ARTICLE IV
CAPITAL OF THE COMPANY

Section 4.1 Capital Contributions.

The Capital Contribution of the Member shall be made according to the Interests set forth in Section 2.1 of this Operating Agreement.

Section 4.2 Additional Capital Contributions.

No Member shall be required to make any additional capital contributions.

Section 4.3 Loans by Member(s).

Loans to the Company by the Member(s) may be made and shall bear such rate of interest as is agreed upon, but if an agreement cannot be reached between the Company and the Member(s), the interest rate shall be the highest rate of interest that the Company is paying on any loan that is outstanding at the time. Such loans by the Member(s) shall be repaid by the Company to the lending Member(s) in accordance with the agreement reached when the loans are made, and, unless otherwise agreed, before any capital of the Company is distributed to the Member(s) as Member(s).

Section 4.4 Capital Accounts.

The following provisions and all the other provisions of this Operating Agreement relating to the maintenance of capital accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the capital accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amount distributable to any Member upon dissolution of the Company. The Manager also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Operating Agreement not to comply with Treasury Regulations Section 1.704-1(b).

A capital account shall be determined and maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b) (2) (iv). In particular, it shall reflect his or her initial Capital Contribution and the amount of all subsequent Capital Contributions contributed by or on behalf of such Member to the Company, and shall be adjusted and maintained as follows:

(a) As of the end of each fiscal year of the Company, each Member's opening capital account for such year shall be credited with an amount equal to (i) the cash and the agreed fair market value of property (net of any liabilities assumed by the Company and any liabilities to which such property is subject) contributed to the Company by such Member for such year, and (ii) such Member's share of Company income and gain, including income and gain exempt from taxation for such year; and

(b) As of the end of the fiscal year of the Company, each Member's opening capital account for such year shall be debited by an amount equal to (i) the aggregate amount of cash distributions and the agreed fair market value of any property (net of any liabilities assumed by such Member and liabilities to which such property is subject) distributed to such Member during such year; (ii) such Member's share of expenditures of the Company not deductible and not properly chargeable as a capital expenditure; and (iii) such Member's share of Company loss and deductions for such year, provided, however, that if it is necessary to determine the capital account of any Member during the fiscal year, the capital account of the Member shall be determined after giving effect to all allocations of taxable income, gain and loss attributable to transactions effected prior to the time such determination is made and all distributions of cash theretofore made for such year.

Section 4.5 Interest on Capital.

No interest shall be paid on any Member's capital contribution or capital account balance.

Section 4.6 Withdrawal of Capital.

In the event that the Company has more than one Member, then no Member shall have the right to withdraw his or her capital contribution or the right to receive any funds or property of the Company, except as otherwise provided in this Operating Agreement.

Section 4.7 Effect of Member(s)' Loans or Guaranties on Capital Accounts.

If any Member shall lend any money to the Company or guarantee any loan to the Company, the amount of any such loan or guaranty shall not be an increase of his or her capital contribution or capital account or entitle him or her to any increase in his or her share of the profits, losses or distributions of the Company. The amount of any loan by a Member to the Company shall be an obligation of the Company to such Member, and will bear interest as set forth herein. In the event that any such loan by a Member is not repaid according to its terms, or if a Member is called upon to honor a loan guaranty and does so, the amount in question shall, at the option of such Member, be considered a contribution to capital, and the Member(s)' capital accounts shall be adjusted accordingly.

Section 4.8 Creditor's Interest in Company.

No creditor who makes a loan to the Company shall have or acquire, at any time as a result of making the loan, any direct or indirect Interest in the profits, capital or property of the Company, other than as a creditor.

ARTICLE V
PROFITS AND LOSSES OF THE COMPANY

Section 5.1 Accounting for Profits and Losses.

The profits and losses of the Company shall be determined for each fiscal year in accordance with the accounting method followed by the Company for federal income tax purposes

and otherwise in accordance with good accounting practices applied consistently from year to year. Profits and losses may be allocated at the end of any calendar month that may be necessary or helpful in the discretion of the Manager.

Section 5.2 Allocation in the Event of Transfer.

Profits and losses as between a transferor Member and his or her transferee shall be allocated to the transferor Member and the transferee based on the total number of days of the fiscal year in which the transferor Member and the transferee each held an Interest in the Company.

Section 5.3 Allocation of Profits and Losses.

The Company's profits and losses shall be allocated to the Member(s) in proportion to their respective Interests in the Company.

Section 5.4 Allocations for Federal Income Tax Purposes.

To the extent permissible under the Internal Revenue Code and Treasury Regulations, all items of gross income, income, deduction, and credit of the Company for federal income tax purposes shall be allocated to the Member(s) in proportion to the allocation of profits and losses set forth in Section 5.3. Nonetheless, the Member(s) recognize and consent that different allocations may be required by applicable tax law. While others may occur, some examples of this are: (a) Internal Revenue Code Section 704(c) and the Treasury Regulations thereunder prescribing a special tax treatment for contributed properties and (b) the special compliance provisions set forth herein at Section 10.3(b). In any such event, the special allocations of profit and loss made pursuant to this Section shall be made in the manner determined by the Manager and shall be effective only for federal income tax purposes as much as possible. To achieve this result, the effect of these special "regulatory" allocations shall be taken into account in computing subsequent allocations of profits and losses under Section 5.3 or 5.4 (whichever is applicable), so that, as quickly as possible, the sum of the items allocated to each Member shall equal the sum of the items that would otherwise have been allocated to such Member if no items had ever been allocated under the "regulatory" allocations.

ARTICLE VI
DISTRIBUTIONS

Section 6.1 Distributions.

The Company shall make distributions of any cash in excess of its reasonable operating requirements and sufficient reserves (such as for capital improvements or for contingent liabilities) established by the Manager from time to time, subject to approval of a Majority in Interest of the Member(s).

Section 6.2 Allocation of Distributions.

Distributions shall be made to the Member(s) based on each Member’s respective Interest

in the Company at the time of the distribution. Notwithstanding the foregoing, distributions upon the dissolution of the Company shall be governed by the provisions set forth in Article X of this Operating Agreement.

ARTICLE VII
INDEMNIFICATION OF MANAGERS, OFFICERS, AGENTS AND EMPLOYEES

Section 7.1 Indemnification of Member(s).

The Company shall indemnify, and advance payment of expenses for, to the fullest extent permitted by the RFLLCA, subject to the specific limitations and conditions set forth therein:

(a) any person or entity who is made a party to any proceeding by reason of the fact that such person or entity is or was a Manager, managing member, officer, employee or agent of the Company or is or was serving at the request of the Company as a manager, managing member, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof;

(b) any person or entity who was or is a party to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person or entity is or was a Manager, managing member, officer, employee or agent of the Company or is or was serving at the request of the Company as a manager, managing member, director, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of a Majority in Interest of the Member(s), the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof;

(c) any Manager, managing member, officer, employee, or agent of the Company, to the extent successful on the merits or otherwise in defense of any proceeding referred to in subsections (a) and (b) above, or in defense of any claim, issue or matter therein, against expenses actually and reasonably incurred in connection therewith; and

(d) any Manager, managing member, officer, employee, or agent of the Company, with respect to any other matter to the extent approved by a Majority in Interest of the Member(s), except to the extent that the same is prohibited under Section 605.0408 of the RFLLCA or any successor statute.

ARTICLE VIII
CERTIFICATES OF INTEREST

Section 8.1 Certificates of Interest.

(a) Election to Issue; Contents. The Manager or the Member(s), by a Majority in Interest, may elect, but shall not be required, to issue certificates of limited liability interest

evidencing the Members' Interests in the Company. If issued, such certificates shall at a minimum state on their face the name of the Company and that it is a Florida limited liability company; the name of the Member to whom issued; and the amount of the Member's initial capital contribution or initial percentage Interest in the Company; and be in such form as determined by the Manager or Member(s). Such certificates shall be signed (either manually or by fax or email) by the Secretary or Manager and may be sealed with a Company seal or a copy thereof. The certificates shall be consecutively numbered or otherwise identified.

(b) Member List. The name and address of the Member to whom the certificate is issued, with the amount of such Member's capital contribution and the date of issue, shall be entered on the membership books of the Company.

(c) Non-transferability of Membership Certificates. Certificates of Interest in the Company shall not be transferable, but shall be surrendered to the Company by each Member upon termination of his or her membership. In case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Company as the Manager may prescribe.

Section 8.2 Memberships Without Certificates.

(a) Memberships Without Certificates. The Member(s) may elect at any time to provide for memberships without certificates. The authorization does not affect memberships already represented by certificates until they are surrendered to the Company.

(b) Information Statement Required. Within a reasonable time after the issuance of Interests without certificates, the Company shall send the Member a written statement containing at minimum the name of the Company and that it is a Florida limited liability company; the name of the Member to whom issued; the amount of such Member's initial capital contribution and initial percentage ownership Interest in the Company; and the effective date of membership.

ARTICLE IX
TRANSFERS OF INTERESTS

Section 9.1 Recitals.

In the event that there is more than one Member of the Company, then the following restrictions are imposed by this Article upon transfers of Interests in the Company.

Section 9.2 Right of First Refusal.

(a) Description. A Member may not sell, encumber, transfer, or otherwise dispose of an Interest in the Company, except on the following conditions. For purposes of this section, an individual and a trust or entity controlled such individual shall be considered to be a single Member. Also for purposes of this section, a transfer of an Interest shall include a change of control of an entity owning an Interest, which is defined as the acquisition of a majority interest in the entity by a person who did not own an interest in the entity at the time of issuance of the Interest by the Company, shall be considered a transfer or disposition of the Interest owned by the entity.

(b) Right of First Refusal to the Company. Prior to the occurrence of any transfer described in subsection (a), the Interest shall first be offered in writing to the Company at the price and on the terms on which it is proposed to be sold ("the price" and "the terms") pursuant to a "bona fide offer from a qualified third party purchaser", and the Company shall have a period of thirty (30) days to accept the offer in whole or in part, at the price (prorated, if the offer is accepted in part) and on the terms. The term "bona fide offer from a qualified third party purchaser" means a written and binding offer: (i) from an individual or entity with the financial ability to consummate the purchase, (ii) which sets forth the proposed purchase price and terms of the proposed purchase, and (iii) which is accompanied by an earnest money deposit in an amount not less than ten percent (10%) of the proposed purchase price.

(c) [This section is intentionally omitted].

(d) Non-exercise of Right of First Refusal. If none or only a portion of the Interest of the Member desiring to sell the same is purchased in accordance with paragraph (b), then the Member may sell his or her Interest or the remaining portion of his or her Interest to a third person or third persons during the thirty (30) day period following the expiration of the thirty (30) day period referred to in subsection (b), but at a price not lower than the price (prorated if only a portion), and on terms no more favorable than the terms. After the expiration of said thirty (30) day period, no portion of the Interest shall be sold without first being reoffered to the Company and the remaining Member(s) in accordance with subsection (b).

(e) Strict Adherence to Right of First Refusal Requirements. Any sale, encumbrance, transfer, or disposition or purported sale, transfer, encumbrance, or disposition, of any Interest described in subsection (a) shall be null and void unless made strictly in accordance with the provisions of this section. The transferee of any Member's Interest in the Company shall be subject to all the terms, conditions, restrictions, and obligations of this Operating Agreement, including the provisions of this section.

Section 9.3 Permitted Transfers.

The following transfers shall be permitted without regard to the provisions of this article, and without compliance therewith, prior to the exercise of a right to purchase by the Company or the other Member(s):

(a) A Member may transfer his or her Interest to a trust, corporation, partnership or other entity controlled by the transferor.

(b) The personal representative of a deceased Member may transfer the Interest held by the deceased Member to the beneficiary or beneficiaries of the deceased Member, provided, however, the Company and the other Member(s) may exercise their options to purchase arising under other provisions of this article on account of the death of the Member as if the Interest were still held by the personal representative of such deceased Member.

Section 9.4 Options to Purchase upon Involuntary Transfers.

(a) Upon (i) the death of a Member (or in the case of an Interest held in a trust, upon the death of the settlor of the trust, or (ii) any other involuntary transfer of an Interest or portion of an Interest, unless another Member has made a first refusal offer pursuant to Section 9.2 of this Operating Agreement, the Company shall have the option to acquire the Interest in question by delivering written notice of exercise of the option to the transferee or legal representative, as the case may be, not later than six (6) months after the date of the involuntary transfer or date of death (the "Triggering Event"). The purchase price shall be the fair market value of the Interest as of the date of the Triggering Event. In the event the Company shall not exercise its option, then the remaining Member(s), or any of them, shall have the option pro rata as to the exercising Member(s) to acquire said Interest on the same terms as the Company would have, by delivering written notice of exercise of the option to the legal representative not sooner than six (6) months nor later than eight (8) months after the Triggering Event. In the event the parties are unable to agree as to the said fair market value, the same shall be determined by appraisal, without discount for minority interest. If the parties have not reached agreement within the thirty (30) days after exercise of an option, then either party may commence the appraisal process by notifying the other in writing that the appraisal process is being invoked and naming one appraiser. Within fifteen (15) days after the mailing or service of such a notice, the other party shall proceed to appoint an appraiser by written designation served on the other. The two appraisers so selected shall within thirty (30) days thereafter proceed to determine the value of the Interest. If the two appraisers are unable to agree, then the fair market value of the Interest shall be determined by calculating the average of the appraised values of the Interest, as determined by each parties' respective appraiser. Within thirty (30) days after the fair market value of the Interest is determined pursuant to this Section 9.4 for purposes of the purchase price of such Interest, the sale of the Interest shall be closed and the purchase price shall be paid as specified in paragraph (b).

(b) At the closing for the purchase of an Interest pursuant to subsection (a) of this Section, the transferring Member (or if such involuntary transfer is caused by death, then the transferring Member's personal representative or the trustee of the trust owning the Interest) shall transfer all of the Interest free and clear of all encumbrances, and the Company or the purchasing Member, as the case may be, shall pay not less than twenty-five (25%) percent of the purchase price in cash or its equivalent and shall pay the balance, if any, by purchase money promissory note bearing Interest at a rate equal to the Federal mid-term interest rate for monthly compounding as determined by the U.S. Treasury at the time of the involuntary transfer, amortizable in equal consecutive monthly installments over a five (5) year period and secured by a security interest in and to the Interest conveyed. Each party shall bear its own expenses.

(c) Notwithstanding the foregoing, this option shall not apply to any Interest as to which the Member had made a bona fide, binding agreement for sale prior to the occurrence of the Triggering Event if performance of the agreement would be a transfer permitted elsewhere in this agreement.

Section 9.5 Notices.

All notices, including written offers or notices thereof, given hereunder shall be in writing and shall be deemed to be delivered when deposited in the United States mail, registered or

certified mail, return receipt requested, with postage prepaid, or when submitted to the carrier for delivery by Federal Express or United Parcel Service or similar courier service, with delivery charges prepaid, addressed to the last known address of the party to whom notice is being given. Notice to the Company shall be given in the manner above specified, to the Manager.

Section 9.6 Certificate Legend.

If Interests of the Company are evidenced by Certificates pursuant to Article VIII of this Operating Agreement then all certificates of Interest shall be endorsed with a legend specifying that the Interests represented thereby are transferable only as provided in the Company's Operating Agreement.

Section 9.7 Effect of Transfer.

(a) A transfer of an Interest in the Company does not entitle the transferee to become or to exercise any rights or powers of a Member, unless and until approved and admitted as a Member in accordance with the provisions of this Operating Agreement. A transferee who becomes a Member shall have, to the extent transferred, the rights and powers, and is subject to the restrictions and liabilities, of a Member under the Articles of Organization, this Operating Agreement, and the RFLLCA; and is liable for the obligations of the transferor to make and return contributions as provided in the RFLLCA; but is not obligated for liabilities which are unknown to the transferee at the time he or she became a Member and which could not be ascertained from the Operating Agreement.

(b) A transfer of an Interest entitles the transferee to share in the profits and losses of the Company, to receive such allocation of income, gain, loss deduction, or credit or similar item to which the transferor was entitled, to the extent transferred, regardless of whether such transferee is approved and admitted as a Member of the Company pursuant to this Operating Agreement.

ARTICLE X
DISSOLUTION

Section 10.1 Prohibition on Dissolution.

No Member shall have the right to dissolve, terminate, partition or liquidate, or to petition a court for the dissolution, termination, partition, or liquidation of, the Company, or for an accounting, or to seek the appointment by any court of a liquidator or receiver for the Company, except as may be provided in this Operating Agreement.

Section 10.2 Events Causing Dissolution.

The Company shall be dissolved and its affairs wound up on the first to occur of the following:

(a) the Member(s), pursuant to the vote of an Unanimous Interest of all the Member(s) of the Company (as provided in Section 2.9 of this Operating Agreement), determine that the Company should be dissolved; or

(b) when required by law.

Section 10.3 Liquidation of Assets and Application of Proceeds.

(a) Liquidation. Upon the dissolution of the Company, the person or entity required by law to wind up the Company's affairs shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining the fair value thereof and apply and distribute the proceeds of such liquidation in accordance with the provisions of Treasury Regulations Section 1.704-1(b) and subsection (c) of this Section. In connection with such winding up and liquidation, a balance sheet of the Company as of the date of dissolution, prepared by the Company's certified public accountant, shall promptly be furnished to all Member(s).

(b) Restoration of Negative Balance in Capital Accounts; Special Compliance Provisions. No Member shall be obligated to repay any negative capital account balances upon liquidation of the Company. Nonetheless, allocations of profit and loss hereunder will be considered to have economic effect under Treasury Regulations Section 1.704-1(b) (2) (ii) (d) as long as this Operating Agreement provides for a "Qualified Income Offset" and a "Minimum Gain Chargeback" (as described under Treasury Regulations Section 1.704-1(b) (2) (ii) (d) and Section 1.704-2). Accordingly, it is the intent of the Member(s) to provide a Qualified Income Offset and Minimum Gain Chargeback in conformance with the cited Treasury Regulations as they currently exist and as they may be amended from time to time. Accordingly, notwithstanding any other provision of this Operating Agreement, the Member(s) agree to the following:

(1) Qualified Income Offset. If, at the close of any taxable year, the allocations contained elsewhere in this Operating Agreement would cause a negative balance in a Member's capital account exceeding the negative balance otherwise allowable by the Treasury Regulations (such as for that Member's obligation to restore a negative balance upon liquidation or such as for nonrecourse debt allocated to that Member) and also duly taking into account the rules of subsections (4), (5) and (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), then to the extent (but only to the extent) required to eliminate or prevent the creation of any such excess: (i) all items of taxable loss for such year and subsequent years shall be allocated to Member(s) having positive capital account balances in proportion to such balances until such balances are reduced to zero, and (ii) all gross income of the Company for such year or subsequent years shall be allocated to those Member(s) having excess negative capital account balances in proportion to such excess balances until such excess negative balances are reduced to zero.

(2) Minimum Gain Chargeback. No loss or item thereof shall be allocated to any Member if, or to the extent that, such allocation would create or increase a deficit balance in the capital account of such Member beyond that Member's obligation to restore such deficit balance, unless such allocation is attributable to "nonrecourse deductions" within the meaning of Treasury Regulations Section 1.704-1(b) (4) (iv) and Section 1.704-2. In the event

that such an allocation of nonrecourse deductions is allowed to be made to a Member, then, commencing with the first year during which the Company has nonrecourse deductions and for all taxable years thereafter, if there is a net decrease in partnership "minimum gain" (as defined in the Treasury Regulations) during any taxable year, all Member(s) with a deficit capital account balance (as specifically determined in accordance with the Treasury Regulations) at the end of such taxable year shall be allocated, prior to any other allocations for such year, items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the net decrease in "minimum gain", or if larger, the minimum amount required by the Treasury Regulations.

(c) Distributions. Upon the dissolution of the Company, the net cash proceeds of a sale, exchange or other disposition of all or substantially all of the Company's property (as provided in Section 10.3(a) of this Operating Agreement) shall be applied as follows:

(1) to payment of debts and liabilities of the Company (other than debts owed to Member(s)) and the expenses of liquidation;

(2) to the setting up of such reserves as the person required by law to wind up the Company's affairs may reasonably deem necessary for any contingent liabilities or obligations of the Company, provided that any such reserves shall be paid over by such person to an independent escrow agent, to be held by such agent or his or her successor for such period as such person shall deem advisable for the purpose of applying such reserves to the payment of such liabilities or obligations, and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as hereinafter provided; and

(3) then, to the Member(s) in accordance with the following priorities:

(i) first, to the Member(s) in repayment of loans made by them to the Company;

(ii) next, to the Member(s) with positive capital account balances, in proportion to such balances, until all positive capital accounts are reduced to zero; and

(iii) then to the Member(s) in accordance with the allocations set forth in Section 5.3 or 5.4 hereof (whichever is applicable).

(d) Allocation of Gain or Loss. Notwithstanding Sections 5.3 and 5.4 hereof, but subject to the Special Compliance Provisions set forth in subparagraph (b) above, upon dissolution of the Company, but prior to any distributions to Member(s) pursuant to subparagraph (c) hereof, any taxable gain or loss shall be allocated to the Member(s):

(1) to all Member(s) with negative capital account balances in such a

proportionate manner as to increase all such balances to zero; and

(2) then to the Member(s) in accordance with the allocations set forth in Section 5.3 or 5.4 hereof (whichever is applicable).

Section 10.4 Deemed Distribution and Recontribution for Federal Income Tax Purposes.

Notwithstanding any other provision of this Operating Agreement, in the event that the Company is "liquidated" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), but no liquidating event has occurred, the Company assets shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have distributed such assets in kind to the Member(s), who shall be deemed to have assumed and taken subject to all such liabilities, all in accordance with their respective capital accounts. Immediately thereafter, the Member(s) shall be deemed to have recontributed such assets in kind to the Company, which shall be deemed to have assumed and taken subject to all such liabilities.

ARTICLE XI
MISCELLANEOUS PROVISIONS

Section 11.1 Company Seal.

The Member(s) may provide a Company seal which may be circular or in any other form and have inscribed thereon any designation including the name of the Company, Florida as the state of organization, and the word "Seal" or the words "Company Seal."

Section 11.2 Venue and Jurisdiction of Actions.

Venue of any and all legal actions arising between or among the Company and/or its Member(s) and/or Manager(s) or any of them shall be in Volusia County, Florida, and the state courts of Florida sitting in Volusia County, Florida shall have exclusive jurisdiction of all such actions.

Section 11.3 Power of Attorney.

Each Member hereby grants to the Manager a power of attorney to execute and file: (i) any certificate or instrument required to be filed under the laws of the State of Florida or with any governmental body or authority; and (ii) any documents which may be required to effect the continuation of the Company or the dissolution or winding up of the Company in accordance with the terms of this Operating Agreement.

Section 11.4 Notice.

Unless otherwise provided in this Operating Agreement, notice shall be deemed to be effective at the earlier of: (1) when deposited, addressed to the Member at his or her address as it appears on the books of the Company, with postage thereon prepaid, if sent by either regular mail or registered or certified mail or any overnight delivery service operated by the United States Postal

Service, FedEx or UPS, or (2) when received by the Member to whom it is directed, if sent or delivered by any other means.

ARTICLE XII
AMENDMENTS

Section 12.1 Amendments.

The Company's Member(s) may amend or repeal this Operating Agreement by the vote of the Unanimous Interest of all the Member(s) pursuant to Section 2.9 of this Operating Agreement.

ARTICLE XIII
ADOPTION

Section 13.1 Adoption by Subscribing Member(s).

This Operating Agreement is adopted as the Operating Agreement of the Company by the undersigned, which constitutes the subscribing Member of the Company as of the date of adoption indicated below.

Section 13.2 Adoption by Future Subscribing Member(s).

All Member(s) who are admitted after the date of adoption of this Operating Agreement by the initial subscribing Member shall, as a condition to admission as a Member, consent to the adoption of this Operating Agreement, as the same may have been amended from time to time, by signing a form of consent thereto, if requested to do so by the Company; provided, however, that neither the failure of the Company to request such signature nor the failure or refusal of the Member to sign such consent shall negate this Operating Agreement or any of its provisions, and each such Member shall be deemed for all purposes to have consented to the adoption of this Operating Agreement as so amended and shall be bound thereby by virtue of having been admitted as a Member without regard to whether any such form of consent shall have been signed by such Member.

Section 13.3 Binding Effect - Successors and Assigns.

This Operating Agreement, as amended from time to time, shall be binding upon the undersigned subscribing Member, all Member(s) hereafter admitted, and their respective representatives, successors and assigns.

Section 13.4 Counterparts.

This Operating Agreement may be signed in multiple counterparts, all of which when taken together shall constitute one completely signed document.

Section 13.5 Electronic Signatures & Counterpart Fax or Email Execution.

Any party may electronically sign this Operating Agreement via Docusign or similar

electronic signature service provider. Additionally, for purposes of signing this Operating Agreement, any signed copy of a signature page transmitted by fax or email shall be treated in all respects as an original document. The signature of any party thereon shall be considered for these purposes as an original signature, and the document transmitted shall be considered to have the same binding legal effect as an original signature on an original document. At the request of the Company, any fax or email document shall be re-executed by all parties in original form. No party may raise the use of a fax or email or the fact that any signature was transmitted through the use of a fax or email as a defense to the validity or enforceability of this Operating Agreement.

The undersigned, being the subscribing Member of VERO BUILDING SYSTEMS, LLC, a Florida limited liability company, has adopted the foregoing Operating Agreement as of August 24, 2022.

1+6A ENTERPRISES, LLC

By: ______________________ November 28, 2022
Annette Rubin, as a Manager and a Member

By: ______________________ November 28, 2022
Ahtyba Rubin, as a Manager

By: ______________________ November 28, 2022
Ahtyba Rubin, as trustee of the Ahtyba Rubin
Revocable Trust Dated July 18, 2017, as a Member